Office of the Secretary Service Date February 13, 2006

BEFORE THE IDAHO PUBLIC UTILITIES COMMISSION

IN THE MATTER OF THE JOINT	)
APPLICATION OF MIDAMERICAN	)	CASE NO. PAC-E-05-8
ENERGY HOLDINGS COMPANY (MEHC))
AND PACIFICORP DBA UTAH POWER &	)
LIGHT COMPANY FOR AN ORDER	)
AUTHORIZING MEHC TO ACQUIRE	)	ORDER NO. 29973
PACIFICORP	)

On July 15, 2005, PacifiCorp dba Utah Power & Light Company (“PacifiCorp”) and MidAmerican Energy Holdings Company (“MidAmerican”) filed a Joint Application requesting that the Commission authorize MidAmerican’s acquisition of PacifiCorp. PacifiCorp is a public utility subject to the Commission’s jurisdiction and provides retail electric service to nearly 60,000 customers in southeastern Idaho. At present, PacifiCorp is a wholly-owned subsidiary of Scottish Power plc.

If the Joint Application is approved, PacifiCorp would become an indirect, wholly-owned subsidiary of MidAmerican. MidAmerican’s principal owner is Berkshire Hathaway, Inc. The Applicants must obtain approval from the Idaho Commission and the regulatory commissions of the other five states where PacifiCorp provides electric service for MidAmerican to acquire PacifiCorp. In addition, the acquisition must also be approved by several federal agencies including the Federal Energy Regulatory Commission (FERC).1

On August 18, 2005, the Commission issued its Notice of Application setting this matter for hearing. On December 16, 2005, most of the parties in this proceeding executed a settlement Stipulation urging the Commission to approve the Joint Application conditioned upon 76 “commitments.” On January 17, 2006, the Commission convened a technical hearing to consider the Stipulation. Based upon our review of the Joint Application, the settlement Stipulation, the testimony of the parties and the public comments, the Commission approves the acquisition conditioned upon the commitments incorporated in this Order.

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1 The Wyoming and Utah Commissions approved the acquisition on January 26 and 27, 2006, respectively. FERC authorized the transaction on December 20, 2005 in Docket No. EC05-110-000, 113 FERC ¶ 61,298 (2005), rehearing granted (for limited purpose of further consideration), 113 FERC ¶ _____ (Feb. 6, 2006).

THE APPLICATION

A. The Transaction

On May 23, 2005, ScottishPower and its wholly-owned subsidiary directly holding PacifiCorp’s common stock, PacifiCorp Holdings, Inc. (“PHI”), entered into a “Stock Purchase Agreement” providing for the sale of all PacifiCorp common stock to MidAmerican. The sale of the common stock is valued at approximately $9.4 billion, consisting of approximately $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock that will remain outstanding at PacifiCorp. Application at 6.

MidAmerican is an Iowa corporation whose ownership, as of January 31, 2005, was as follows: Berkshire Hathaway, Inc. (83.75% economic interest); Walter Scott, Jr., including family interest, (15.89% economic interest); David Sokol (0.25% economic interest); and Greg Abel (0.11% economic interest). On a diluted basis the economic interest would be as follows: Berkshire Hathaway (80.48% economic interest); Walter Scott, Jr., including family interest, (15.27% economic interest); David Sokol (2.91% economic interest); and Greg Abel (1.34% economic interest). Id. at 3.

When the Joint Application was filed, Berkshire Hathaway held 9.9% of the voting stock ownership of MidAmerican and 41,263,395 shares of MidAmerican’s zero coupon convertible preferred stock. Id. This preferred stock was convertible to MidAmerican common shares at the option of Berkshire Hathaway under specific circumstances. One such circumstance is the repeal or amendment of the Public Utility Holding Company Act of 1935 (PUHCA) such that the conversion of preferred stock would not cause Berkshire Hathaway to become regulated as a registered holding company.

On August 17, 2005, the Applicants filed a “Revised” Application and testimonies.2 The revisions were prompted in part by the President’s signing of the Energy Policy Act of 2005 on August 8, 2005. Section 1275 of Title XII (the Electricity Modernization Act of 2005) repeals PUHCA effective six months after the date of enactment, i.e., February 8, 2006. After the effective date of the PUHCA repeal Berkshire Hathaway exercised its right to convert the zero coupon convertible preferred stock. Thus, Berkshire Hathaway’s voting interest now corresponds to its ownership interest. Id. at 4.

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2 The “revisions” consist of revised (replacement) pages to the Joint Application and the accompanying prefiled testimonies and exhibits. The prefiled testimony of Company witness Jeffrey Gust is withdrawn as well as Exhibit Nos. 8 and 14.

MidAmerican has established a direct subsidiary limited liability company referred to as PPW Holdings, LLC (“PPW”). PPW will receive an equity infusion of approximately $5.1 billion raised by MidAmerican through the sale of either common stock or convertible preferred stock to Berkshire Hathaway and the issuance of long-term senior notes, preferred stock or other securities with equity characteristics, to third parties. The transaction is not conditioned on such financing and if funds are not available from third parties, Berkshire Hathaway is expected to provide any required funding. PPW will have no debt of its own for this transaction. Id. at 6.

The Stock Purchase Agreement provides that PPW will pay PHI $5.1 billion in cash at closing in exchange for 100% of the common stock of PacifiCorp. In addition, approximately $4.3 billion in net debt and preferred stock currently outstanding at PacifiCorp will remain outstanding as liabilities of PacifiCorp. The transaction is subject to customary closing conditions, including approval of the transaction by the shareholders of ScottishPower and the receipt of required state and federal regulatory approvals. Id.

The sale of PacifiCorp’s common stock to MidAmerican will also include transfer of control of several PacifiCorp subsidiaries. Id. The subsidiaries consist primarily of mining companies and companies created to handle environmental remediation and generate carbon-offset credits. These other companies include Centralia Mining Company, Energy West Mining Company, Glennrock Coal Company, Interwest Mining Company, Pacific Minerals, Inc., Bridger Coal Company, PacifiCorp Environmental Remediation Company, PacifiCorp Future Generations, Inc., Canopy Botanicals, Inc., Canopy Botanicals SRL, PacifiCorp Investment Management, Inc., and Trapper Mining, Inc. Id. at 7.

B. Plans for Operating PacifiCorp

The Joint Application stated that MidAmerican and its primary investor, Berkshire Hathaway, customarily acquire “a business with the intention of holding and investing in the business for the long term, where such investments are fair to customers, employees and shareholders.” Application at 7. The Joint Application further recited that energy investments are stable investments and, if operated correctly, provide opportunities for fair and reasonable returns. The proposed acquisition of PacifiCorp advances [MidAmerican’s] focus on owning and operating a portfolio of high-quality energy businesses with capable management already in place and a strong emphasis on customer satisfaction, reliable service, employee safety, environmental stewardship and regulatory/legislative credibility.

Id.

The Applicants project that PacifiCorp’s service territories will require investments of at least $1 billion per year, for the next five years, in order to assure reliable electric service. Id. MidAmerican asserted it is “uniquely suited” to undertake such investments. MidAmerican noted it is “privately held and not subject to shareholder expectations of regular, quarterly dividends and relatively fast returns on investments.” Id. at 8. Focusing on significant, long-term investment “should provide PacifiCorp customers, employees, the public and regulators with valuable stability, permitting PacifiCorp’s management and employees to apply their full attention to exceeding customer expectations.” Id.

PacifiCorp’s headquarters will remain in Portland, Oregon. All of PacifiCorp’s financial books and records will be retained in Portland, and will continue to be available to this Commission. The Applicants stated there are no plans for a reduction in work force as a result of this transaction. MidAmerican will also renew and extend the commitments that have previously been made by PacifiCorp as part of the ScottishPower merger case, PAC-E-99-1 (Order No. 28213). Id. at 9.

The Applicants maintain that MidAmerican’s acquisition of PacifiCorp will result in an owner of PacifiCorp with significant financial strength, expertise in utility operations and business planning, and a focus on improving reliability and business operations over the long term. Id. at 9. MidAmerican claimed it has experience with operating in a diverse service area, with states that have opted for competitive retail services as well as states that have opted for the traditional model of regulated retail electric service. MidAmerican intends to maintain separate debt ratings for PacifiCorp. Moreover, the Applicants expect the transaction will have a positive impact on PacifiCorp’s bond ratings and financing costs. Id. at 8.

MidAmerican is a privately held Iowa corporation engaged primarily in the production and delivery of energy from a variety of fuel sources including: coal, natural gas, geothermal, hydroelectric, nuclear, wind and biomass. MidAmerican has six major business operations including: MidAmerican Energy Company; CalEnergy Generation; Kern River Gas Transmission Company; Northern Natural Gas Company; CE Electric UK Funding plc; and HomeServices of America, Inc.

C. Financial Strength

The Applicants state MidAmerican has access to significant financial and managerial resources through its relationship with Berkshire Hathaway. Berkshire Hathaway has a debt rating of AAA. MidAmerican has global assets totaling approximately $20 billion with 2004 revenues totaling $6.6 billion. As of March 31, 2005, on a consolidated basis (PacifiCorp and MidAmerican), MidAmerican’s pro forma combined assets would be approximately $34 billion, and pro forma combined revenues would be $9.6 billion. Id. at 11.

The senior debt of MidAmerican’s United States energy subsidiaries (MidAmerican Energy, Kern River and Northern Natural Gas) are all “A-” rated by the major credit rating agencies. All of MidAmerican’s senior debt also holds investment grade ratings from the three major bonding rating agencies (BBB- by Standard & Poor’s (S&P), Baa3 by Moody’s and BBB by Fitch). Id.

After announcement of the proposed transaction, the three credit rating agencies noted that MidAmerican’s senior unsecured debt was rated stable and positive. Moody’s and Fitch also characterized PacifiCorp’s credit rating as stable with an improving future. Although S&P placed PacifiCorp’s debt on “CreditWatch,” S&P also expressed its intention to review its rating as the transaction progresses. Id. at 12.

D. Public Interest

The Applicants maintain the transaction is consistent with the public interest and will benefit Idaho and PacifiCorp’s customers in Idaho. Id. at 15. The Applicants claim, “the transaction will not increase the percentage of rate increases in PacifiCorp’s existing projections. Thus, costs and rates for supplying service in Idaho will not be increased by reason of the transaction.” Id. at 16. The Applicants also assert that MidAmerican will continue state-specific commitments given by PacifiCorp as part of the ScottishPower merger. Id. MidAmerican is poised to invest a significant amount of capital to ensure PacifiCorp has the infrastructure necessary for the provision of reliable and economic electric service.

MidAmerican intends to own PacifiCorp for the long term leading to stability in ownership and investment in infrastructure. The Applicants further state MidAmerican has a demonstrated willingness to invest in a diverse mix of generating technologies, energy efficiencies, demand-side management technologies, and environmental technologies. Diversifying PacifiCorp’s generating resources, improving its environmental performance and balancing reliance on generation with technology that manages the demand for power and energy, will further the energy security of the region. Id. at 17.

E. Requested Timing of the Transaction

The Applicants requested that the Commission complete its review of the proposed transaction no later than February 28, 2006. An Order issued no later than February 28 would allow the parties to complete the transaction on or before March 31, 2006. Id. at 2. They maintain that closing on or before March 31 will facilitate the transition of PacifiCorp’s financial reporting from a fiscal year ending March 31 (the ScottishPower approach) to a calendar fiscal year consistent with MidAmerican’s financial statements. MidAmerican asserts that calendar year reporting is consistent with its regulatory reporting and should enable the Commission to utilize a single year’s audited financial statements rather than having regulatory reporting span across two fiscal years. Id. at 2.

PROCEDURAL HISTORY

A. The Parties

The Commission’s Order No. 29846 set a deadline for intervention and directed that parties informally convene to develop a schedule for processing this case. Besides the Applicants, the following parties were granted intervention:

PacifiCorp	James M. Van Nostrand Stoel Rives LLP
MidAmerican Energy Holdings Company	Douglas L. Anderson Mark C. Moench
Commission Staff	Donald L. Howell, II Deputy Attorney General
Monsanto Company	Randall C. Budge Racine, Olsen, Nye, Budge & Bailey, Chartered
Idaho Power Company	Barton L. Kline Monica B. Moen
Idaho Irrigation Pumpers Association, Inc.	Eric. L. Olson Racine, Olsen, Nye, Budge & Bailey, Chartered

The Community Action Partnership Association of Idaho	Brad M. Purdy
IBEW Local 57	Arthur F. Sandack Alan Herzfeld Herzfeld & Piotrowski LLP
J.R. Simplot Company	R. Scott Pasley

B. Proceedings

On September 7, 2005, the parties convened a telephonic prehearing conference. The parties participating in the conference call agreed on a proposed schedule that was subsequently adopted by the Commission in Order No. 29867. Pursuant to the Commission’s scheduling Order, a technical workshop was convened on October 4, 2005. The parties held two settlement conferences on November 2 and December 8, 2005. Most of the parties or their representatives attended or participated in at least one of the settlement conferences. As a result of the settlement negotiations, a settlement Stipulation was filed on December 16, 2005.

On December 20, 2005, the Commission Staff and the Community Action Partnership filed testimony in support of the settlement Stipulation. On January 6, 2006, the Applicants filed testimony in support of the settlement Stipulation and the Joint Application. On January 5, 2006, the Commission issued Order No. 29942 serving as a public notice that the parties had entered into a settlement Stipulation. In its Order, the Commission invited public comment regarding the Stipulation or the Joint Application be filed no later than January 19, 2006. The Commission determined that the public hearings were unnecessary and that the request for public comment will allow members of the public to provide their views on the settlement Stipulation and the Joint Application. Order No. 29942 at 3. The Commission convened its technical hearing on January 17, 2006.

THE STIPULATION

In the Stipulation, participating parties reached settlement regarding the issues in this proceeding and recommended that the Commission approve the Joint Application. The parties joining in the Stipulation include: MidAmerican, PacifiCorp, Commission Staff, Community Action Partnership Association of Idaho, Idaho Irrigation Pumpers Association, J.R. Simplot

Company and Monsanto.3 The settlement Stipulation contains 76 “commitments” or conditions that the Applicants or other named parties commit to perform in support of the Application. The commitments are comprised of two groups: 50 general commitments applicable to all states and 26 Idaho-specific commitments. The Stipulation parties assert that the commitments satisfy the statutory standards for MidAmerican’s acquisition of PacifiCorp as set out in Idaho Code § 61-328. Stipulation at ¶ 9. In the Motion that accompanied the Stipulation, the parties urged the Commission to adopt the Stipulation, its commitments, and issue an Order approving the acquisition.

The settlement Stipulation also contains a “most favored nations” provision. Stipulation at ¶ 7. This provision allows the Commission to review and adopt any commitment or condition ordered by the other five states, even after this Order is issued. In other words, any assurances, conditions or benefits adopted in the other five states that would create a benefit to Idaho customers could subsequently be adopted in Idaho under the terms of the Stipulation.

The parties to the Stipulation recommend that the Commission approve and adopt the commitments in their entirety. They further agree not to appeal any portion of the Stipulation or any Order approving the same. The Stipulation parties also recognize that approval of the Stipulation and commitments shall not bind the Commission “in other proceedings with respect to the determination of prudence, just and reasonable character, rate or ratemaking treatment, or public interest of services, accounts, costs, investments, in any particular construction project, expenditures or actions referred to in [the] Commitments.” Id. at ¶ 12.

THE TECHNICAL HEARING

AND PUBLIC COMMENTS

The following parties entered appearances at the technical hearing: the Applicants, Commission Staff, the Community Action Partnership Association of Idaho (CAPAI), and Monsanto. Four witnesses testified in support of the settlement Stipulation at the technical hearing. The Applicants presented two witnesses, and the Commission and CAPAI each presented one witness.

1. The Applicants. The first witness to testify was Brent Gale, Senior Vice President of Legislation and Regulation for MidAmerican Energy Company. Mr. Gale explained that

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3Although it is not a signatory, Idaho Power Company did not oppose settlement of this matter or the terms of the Stipulation. Stipulation at n.1. The IBEW Local 57 did participate in the settlement discussion but did not appear at the technical hearing to oppose the Joint Application or Stipulation. Motion for Approval of Stipulation at n.1.

General Commitments 1 through 32 were the “hold-harmless commitments that are a continuation from the ScottishPower-PacifiCorp transaction.” Tr. at 41. He described the remaining general commitments as providing “net benefits” to the states where PacifiCorp does business.4 Tr. at 43. The latter general commitments generally address investments and initiatives that the Applicants will implement after the transaction is completed.

Mr. Gale did take exception to a recommendation contained in Staff witness Terri Carlock’s supplemental testimony. She proposed that the Commission adopt a condition in the Oregon stipulation that any shareholder who owns more than five percent of an acquiring company will not exercise control on matters pertaining to PacifiCorp. See Tr. at 107. He explained that two of the four shareholders of MidAmerican Energy Holdings Company are Warren Buffett and Walter Scott, Jr. Treating these two individuals as “applicants” could be “particularly problematic” if the statute were read to require the Oregon Commission’s approval before these individuals could transfer their interest in MEHC, e.g., for estate planning purposes. Tr. at 46. Consequently, he recommended that the Commission not adopt this provision contained in the Oregon stipulation. Tr. at 47-48. Ms. Carlock agreed that this condition is not required. Tr. at 109.

The Applicants’ other witness was Mark Moench, Senior Vice President – Law for MEHC. He discussed several of the Idaho-specific commitments and their benefit to Idaho ratepayers. In particular, he noted that Idaho-specific Commitment 1 obligates PacifiCorp to continue having a dedicated irrigation specialist in Idaho. Tr. at 80. In Idaho-specific Commitment 22, the Company commits to setting up a process to address the technical, economic and planning issues associated with integrated gasification combined cycle (IGCC) technology. The Company will form a working group to develop and share information concerning IGCC technology. Tr. at 81.

He also explained Idaho-specific Commitment 18 requires that the acquisition premium for the transaction be recorded in the accounts of MEHC and not in PacifiCorp’s accounts. Tr. at 82. The “only way that the acquisition premium could ever be included in PacifiCorp’s rates would be if PacifiCorp affirmatively proposed to include the premium in retail rates and the Commission agreed.” Id.

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4 General Commitment 33 is a procedural commitment.

2. CAPAI. Teri Ottens, the Policy Director for CAPAI, testified in support of the settlement Stipulation. In particular, she supported Idaho-specific Commitment Nos. 13 through 15 as improvements to PacifiCorp’s low-income and weatherization programs. Tr. at 69-70. While CAPAI believes that PacifiCorp can do more to support the low-income weatherization and the low-income billing assistance program (Lend-a-Hand), she recognized the Applicants have committed to improving the programs and will address these issues in the next rate case. Tr. at 69.

3. Staff. The final witness at the technical hearing was Staff witness Carlock. She too testified in support of the settlement Stipulation. She stated that the Idaho commitments satisfied the statutory standards set out in Idaho Code § 61-328. The acquisition is in the public interest because Idaho customers are benefited by the Applicants’ “capital commitments, ongoing customer guarantees, access to books and records, ring-fencing provisions, and guaranteed reduced cost of debt.” Tr. at 93. She also asserted that the cost of and rates for PacifiCorp service will not increase due to the acquisition itself. Tr. at 94. She noted several commitments require that the acquisition premium and other costs be excluded from PacifiCorp’s accounts. Based upon her review of the annual financial statements and reports, statements of regulatory accounts, due diligence reports, disclosure letters, board meeting minutes, and the production request responses in this case, she concluded the Applicants have the bona fide intent and financial ability to operate and maintain PacifiCorp’s delivery of service to Idaho customers. Tr. at 95.

She also urged the Commission to modify some of the existing Idaho commitments in Staff Exhibit 101 to reflect the recent stipulation in Oregon. Tr. at 101. She recommended modification of General Commitment Nos. 11, 17, 18, 22, 37, 38, and 48. She proposed adding two new General Commitment Nos. 51 and 52. These general commitments reflect the ownership transfer to PacifiCorp of Intermountain Geothermal Company and associated steam rights. These commitments will eliminate some affiliate transactions and future costs for steam purchases at the Blundell geothermal facility. See Staff Exhibit 102 at 3.

She explained the proposed change to General Commitment 11 clarifies the ring-fencing provision and Commitment 17 clarifies obtaining unrestricted access to information and documents used for credit rating purposes. Tr. at 102. General Commitment 18 provides additional detail related to the restrictions on dividend payments. General Commitment Nos. 22,

37 and 38 are deleted and intentionally left blank. They are replaced with four Oregon commitments now found in Idaho-specific Commitment Nos. 28, 30, 31, and 32. Tr. at 103; Staff Exh. 102. Finally, General Commitment 48 is modified to add the cross-reference to Commitment No. 52.

In addition to the general commitments, she also recommended that the Idaho Commission adopt in whole or in part Oregon-specific Commitment Nos. 5, 7-12, 14-18, 21, and 22. Tr. at 103. In particular, she noted that adoption of the Oregon-specific Commitment 22 would increase the annual contribution to the Idaho Lend-a-Hand program to $40,000 and eliminate the matching requirement. She also noted that adoption of the Oregon-specific commitments would provide rate credits to the benefit of Idaho customers of approximately $640,000 annually for test years 2006 and 2007. Staff Exh. 102, I-27 and I-31. Idaho-specific Commitments 28-30 would guarantee that “approximately $820,000 annually in costs will not be reflected in Idaho rates for test years 2006 through 2010 with approximately $380,000 annually thereafter.” Tr. at 106.

4. Public Comments. The Commission received five written comments, four supporting the proposed acquisition and one offering no opinion. The four comments supporting the transaction all noted that, if approved, PacifiCorp would gain better access to capital resources. They also stated MidAmerican and PacifiCorp both have similar priorities to providing exceptional customer service.

DISCUSSION AND FINDINGS

A. Standard of Review

The Commission has jurisdiction over this transaction pursuant to Idaho Code § 61-328. This section prohibits MidAmerican from acquiring PacifiCorp without the written authorization of the Commission. Before authorizing such a transaction, the Commission must find that: (1) the transaction is consistent with the public interest; (2) the transaction will not cause the cost of or rates for supplying electrical service to increase; and (3) that MidAmerican has the bona fide intent and financial ability to operate and maintain PacifiCorp’s operations in Idaho. Idaho Code § 61-328(3). The Commission may also attach such “other terms and conditions as in its judgment the public convenience and necessity may require.”5 Idaho Code § 61-328(4).

B. Findings

Based upon our review of the record in light of the standards set out above, we find that the Applicants have met their burden of demonstrating that the acquisition of PacifiCorp by MEHC meets the statutory standards. We begin our analysis by noting the lack of any opposition to this transaction. This is our third merger/acquisition transaction concerning Utah Power & Light and the least contentious. Most of the parties in this proceeding entered into a comprehensive settlement Stipulation that provides significant benefits to PacifiCorp’s Idaho ratepayers. We commend the parties for their diligent work in this case and addressing the concerns of Idaho ratepayers.

Taken as a whole, we find the general and Idaho-specific commitments attached to this Order satisfy the public interest standard. The hold-harmless commitments will foster ongoing customer guarantees, insure continued access to books and records, and implement important ring-fencing protections. As Staff witness Carlock testified ring-fencing provisions isolate the credit risks of PacifiCorp from the credit risks of MEHC and other affiliates. Her recommendation to amend General Commitment 11, along with other commitments, clarifies and strengthens the ring-fencing provisions. We further find that the commitments addressing low-income assistance, low-income weatherization programs, conservation, DSM, and new coal technology will focus the Applicants’ attention on Idaho ratepayers.

We further find that MidAmerican’s acquisition of PacifiCorp will not cause an increase in the rates for electric service. The adopted commitments provide that the acquisition premium is not on PacifiCorp’s books. Idaho ratepayers will have access to lower-cost capital. Idaho-specific Commitments 26-31 provide additional protections for rates in the form of hold-harmless clauses and rate credits. Idaho customers will be the beneficiaries of $640,000 in rate credits for 2006 and 2007. In addition, approximately $820,000 per year in expenses will not be reflected in Idaho rates for 2006 through 2010 with additional cost savings thereafter. Obtaining these rate credits and cost savings now will capture benefits for Idaho ratepayers.

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5 Before approving any acquisition, the Commission must also include any condition required by the director of the Department of Water Resources under Idaho Code § 42-1701(6). Idaho-Specific Commitment No. 2 provides that the Applicants will continue to abide by existing water rights agreements. See Condition Nos. 19 & 20, Order No. 28213 at 11 (ScottishPower-PacifiCorp transaction).

Finally, we find that the Applicants have the bona fide intent and financial ability to operate and maintain PacifiCorp’s electric service to Idaho ratepayers. As indicated by the parties, one of the advantages of the acquisition is PacifiCorp’s greater access to capital. General Commitments 34 and 35 both reflect the Applicants’ pledge to making investments in both transmission and distribution. MidAmerican already operates energy companies in other regions of the United States and provides service to nearly 1.4 million electric and natural gas customers. MidAmerican Energy operates coal plants, natural gas and oil plants, a large wind project, hydroelectric facilities, biomass facilities and nuclear facilities. Tr. at 15.

We now turn to the one area of contention. We decline to adopt the Staff’s proposed condition from paragraph 10 of the Oregon stipulation. This specific condition is based upon an Oregon statute. There is no similar Idaho statute and, therefore, adoption of this condition is not necessary.

In summary, we conclude that MidAmerican’s acquisition of PacifiCorp meets the standards set out in Idaho Code § 61-328(3). We find it reasonable to approve the Stipulation and the commitments as modified in Staff Exhibit 102. The “most favored nations” provision of the Stipulation also allows the Commission to subsequently adopt commitments ordered in the remaining state proceedings. We expect the Staff and other parties to apprise us if there are new or modified commitments that would benefit Idaho ratepayers.

O R D E R

IT IS HEREBY ORDERED that the Joint Application filed by MidAmerican Energy Holdings Company and PacifiCorp dba Utah Power & Light Company is approved as conditioned by the commitments attached to this Order. The Commission recognizes under the “most favored nations” provision of the Stipulation, the commitments may be amended based upon the orders issued in the other five (5) states.

IT IS FURTHER ORDERED that the settlement Stipulation and commitments (as amended by Staff’s review of the Oregon commitments) are accepted and adopted.

THIS IS AN INITIAL FINAL ORDER. Any person interested in this Order or in issues decided in this Order may petition for reconsideration within twenty-one (21) days of the service date of this Order. Within seven (7) days after any person has petitioned for reconsideration, any other person may cross-petition for reconsideration. See Idaho Code § 61-626.

DONE by Order of the Idaho Public Utilities Commission at Boise, Idaho this day of February 2006.

/s/ Paul Kjellander

PAUL KJELLANDER, PRESIDENT

/s/ Marsha H. Smith

MARSHA H. SMITH, COMMISSIONER

/s/ Dennis S. Hansen

DENNIS S. HANSEN, COMMISSIONER

ATTEST:

/s/ Jean D. Jewell

Jean D. Jewell Commission Secretary

MEHC Acquisition of PacifiCorp

Idaho

Consolidated List of Commitments

Commitments Applicable to All States

1)

MEHC and PacifiCorp affirm the continuation (through March 31, 2008) of the existing customer service guarantees and performance standards in each jurisdiction. MEHC and PacifiCorp will not propose modifications to the guarantees and standards prior to March 31, 2008. Refer to Commitment 45 for the extension of this commitment through 2011.

2)

Penalties for noncompliance with performance standards and customer guarantees shall be paid as designated by the Commission and shall be excluded from results of operations. PacifiCorp will abide by the Commission’s decision regarding payments.

3)

PacifiCorp will maintain its own accounting system, separate from MEHC’s accounting system. All PacifiCorp financial books and records will be kept in Portland, Oregon. PacifiCorp’s financial books and records and state and federal utility regulatory filings and documents will continue to be available to the Commission, upon request, at PacifiCorp’s offices in Portland, Oregon, Salt Lake City, Utah, and elsewhere in accordance with current practice.

4)

MEHC and PacifiCorp will provide the Commission access to all books of account, as well as all documents, data, and records of their affiliated interests, which pertain to transactions between PacifiCorp and its affiliated interests or which are otherwise relevant to the business of PacifiCorp. This commitment is also applicable to the books and records of Berkshire Hathaway, which shall retain its books and records relevant to the business of PacifiCorp consistent with the manner and time periods of the Federal Energy Regulatory Commission’s record retention requirements that are applicable to PacifiCorp’s books and records.

5)

MEHC, PacifiCorp and all affiliates will make their employees, officers, directors, and agents available to testify before the Commission to provide information relevant to matters within the jurisdiction of the Commission.

6)

The Commission or its agents may audit the accounting records of MEHC and its subsidiaries that are the bases for charges to PacifiCorp, to determine the reasonableness of allocation factors used by MEHC to assign costs to PacifiCorp and amounts subject to allocation or direct charges. MEHC agrees to cooperate fully with such Commission audits.

7)	MEHC and PacifiCorp will comply with all applicable Commission statutes and regulations regarding affiliated interest transactions, including timely filing of applications and reports.

8)

PacifiCorp will file on an annual basis an affiliated interest report including an organization chart, narrative description of each affiliate, revenue for each affiliate and transactions with each affiliate.

9)

PacifiCorp and MEHC will not cross-subsidize between the regulated and non-regulated businesses or between any regulated businesses, and shall comply with the Commission’s applicable orders and rules with respect to such matters.

10)

Due to PUHCA repeal, neither Berkshire Hathaway nor MEHC will be registered public utility holding companies under PUHCA. Thus, no waiver by Berkshire Hathaway or MEHC of any defenses to which they may be entitled under Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.), cert. denied sub nom. Arcadia v. Ohio Power Co., 506 U.S. 981 (1992) (“Ohio Power”), is necessary to maintain the Commission’s regulation of MEHC and PacifiCorp. However, while PUHCA is in effect, Berkshire Hathaway and MEHC waive such defenses.

11)

a)

Any diversified holdings and investments (e.g., non-utility business or foreign utilities) of MEHC following approval of the transaction will not be held by PacifiCorp or a subsidiary of PacifiCorp. This condition will not prohibit MEHC or its affiliates other than PacifiCorp from holding diversified businesses.

b)	Ring-fencing provisions for PPW Holdings LLC will include the provisions in Appendix 1. These provisions have been derived from those in effect for NNGC Acquisition, LLC as of December 1, 2005.
12)

PacifiCorp or MEHC will notify the Commission subsequent to MEHC’s board approval and as soon as practicable following any public announcement of: (1) any acquisition of a regulated or unregulated business representing 5 percent or more of the capitalization of MEHC; or (2) the change in effective control or acquisition of any material part or all of PacifiCorp by any other firm, whether by merger, combination, transfer of stock or assets.

13)

The Intercompany Administrative Services Agreement (IASA) will include the corporate and affiliate cost allocation methodologies. The IASA will be filed with the Commission as soon as practicable after the closing of the transaction. Approval of the IASA will be requested if required by law or rule, but approval for ratemaking purposes will not be requested in such filing. Refer to Commitment 14 (f). Amendments to the IASA will also be filed with the Commission.

14)

Any proposed cost allocation methodology for the allocation of corporate and affiliate investments, expenses, and overheads, required by law or rule to be submitted to the Commission for approval, will comply with the following principles:

a)

For services rendered to PacifiCorp or each cost category subject to allocation to PacifiCorp by MEHC or any of its affiliates, MEHC must be able to demonstrate that such service or cost category is necessary to PacifiCorp for the performance of its regulated operations, is not duplicative of services already being performed within PacifiCorp, and is reasonable and prudent.

b)

Cost allocations to PacifiCorp and its subsidiaries will be based on generally accepted accounting standards; that is, in general, direct costs will be charged to specific subsidiaries whenever possible and shared or indirect costs will be allocated based upon the primary cost-driving factors.

c)	MEHC and its subsidiaries will have in place positive time reporting systems adequate to support the allocation and assignment of costs of executives and other relevant personnel to PacifiCorp.
d)

An audit trail will be maintained such that all costs subject to allocation can be specifically identified, particularly with respect to their origin. In addition, the audit trail must be adequately supported. Failure to adequately support any allocated cost may result in denial of its recovery in rates.

e)

Costs which would have been denied recovery in rates had they been incurred by PacifiCorp regulated operations will likewise be denied recovery whether they are allocated directly or indirectly through subsidiaries in the MEHC group.

f)	Any corporate cost allocation methodology used for rate setting, and subsequent changes thereto, will be submitted to the Commission for approval if required by law or rule.
15)

PacifiCorp will maintain separate debt and, if outstanding, preferred stock ratings. PacifiCorp will maintain its own corporate credit rating, as well as ratings for each long-term debt and preferred stock (if any) issuance.

16)

MEHC and PacifiCorp will exclude all costs of the transaction from PacifiCorp’s utility accounts. Within 90 days following completion of the transaction, MEHC will provide a preliminary accounting of these costs. Further, MEHC will provide the Commission with a final accounting of these costs within 30 days of the accounting close.

17)

MEHC and PacifiCorp will provide the Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to PacifiCorp or MEHC. Berkshire Hathaway and MEHC will also provide the Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to MEHC’s subsidiaries to the extent such information may potentially impact PacifiCorp.

18)

a)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below the following percentages of its Total Capital without Commission approval:

48.25% from the date of the close of the transaction through

December 31, 2008;

47.25% from January 1, 2009, through December 31, 2009;

46.25% from January 1, 2010 through December 31, 2010;

45.25% from January 1, 2011 through December 31, 2011;

44.00% after December 31, 2011.

b)

PacifiCorp’s Total Capital is defined as common equity, preferred equity and long-term debt. Long-term debt is defined as debt with a term of more than one year. For purposes of calculating the numerator of the percentage, common equity will be increased by 50% of the remaining balance of preferred stock that was in existence prior to the acquisition of PacifiCorp by MEHC. PacifiCorp and MEHC will work with Commission staff to determine a percentage of common equity credit to apply to preferred stock issued by PacifiCorp after the acquisition of PacifiCorp by MEHC. In the absence of such an agreement between Commission staff and the Companies, MEHC and PacifiCorp agree to treat new issuances of preferred stock as 100% debt, unless a Commission order approves a different percentage.

c)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below 35% of its Total Adjusted Capital without Commission approval. For purposes of calculating the numerator of the percentage, common equity will not include any portion of PacifiCorp preferred stock issued and outstanding. PacifiCorp’s Total Adjusted Capital is defined as common equity, preferred equity, long-term debt, short-term debt and capitalized lease obligations.

d)	The Commission, on its own motion or at the request of any party, may reexamine the minimum common equity percentages as financial conditions or accounting standards warrant.
19)	The capital requirements of PacifiCorp, as determined to be necessary to meet its obligation to serve the public, will be given a high priority by the Board of Directors of MEHC and PacifiCorp.
20)

Neither PacifiCorp nor its subsidiaries will, without the approval of the Commission, make loans or transfer funds (other than dividends and payments pursuant to the Intercompany Administrative Services Agreement) to MEHC or its affiliates, or assume any obligation or liability as guarantor, endorser, surety or otherwise for MEHC or its affiliates; provided that this condition will not prevent PacifiCorp from assuming any obligation or liability on behalf of a subsidiary of PacifiCorp. MEHC will not pledge any of the assets of the business of PacifiCorp as backing for any securities which MEHC or its affiliates (but excluding PacifiCorp and its subsidiaries) may issue.

21)

MEHC and PacifiCorp, in future Commission proceedings, will not seek a higher cost of capital than that which PacifiCorp would have sought if the transaction had not occurred. Specifically, no capital financing costs should increase by virtue of the fact that PacifiCorp was acquired by MEHC.

22)	[This Commitment number has intentionally been left blank. Commitment 22 is not available if a state selects Oregon-Specific Commitment 0 12 as Staff recommends in Idaho-Specific Commitment No. I 31.]
23)

PacifiCorp will continue a Blue Sky tariff offering in all states. PacifiCorp will continue to support this offering through innovative marketing, by modifying the tariff to reflect the developing green power market and by monitoring national certification standards.

24)	PacifiCorp will continue its commitment to gather outside input on environmental matters, such as through the Environmental Forum.
25)	PacifiCorp will continue to have environmental management systems in place that are self-certified to ISO 14001 standards at all PacifiCorp operated thermal generation plants.
26)

MEHC will maintain at least the existing level of PacifiCorp’s community-related contributions, both in terms of monetary and in-kind contributions. The distribution of PacifiCorp’s community-related contributions among the states will be done in a manner that is fair and equitable to each state.

27)	MEHC will continue to consult with regional advisory boards to ensure local perspectives are heard regarding community issues.
28)	MEHC will honor PacifiCorp’s existing labor contracts.
29)	After the closing of the transaction, MEHC and PacifiCorp will make no unilateral changes to employee benefit plans prior to May 23, 2007 that would result in the reduction of employee benefits.
30)	PacifiCorp will continue to produce Integrated Resource Plans according to the then current schedule and the then current Commission rules and orders.
31)

When acquiring new generation resources in excess of 100 MW and with a dependable life of 10 or more years, PacifiCorp and MEHC will issue Requests for Proposals (RFPs) or otherwise comply with state laws, regulations and orders that pertain to procurement of new generation resources for PacifiCorp.

32)	Nothing in these acquisition commitments shall be interpreted as a waiver of PacifiCorp’s or MEHC’s rights to request confidential treatment for information that is the subject of any commitments.
33)

Unless another process is provided by statute, Commission regulations or approved PacifiCorp tariff, MEHC and PacifiCorp encourage the Commission to use the following process for administering the commitments. The Commission should give MEHC and PacifiCorp written notification of any violation by either company of the commitments made in this application. If such failure is corrected within ten (10) business days for failure to file reports, or five (5) business days for other violations, the Commission should take no action. The Commission shall have the authority to determine if the corrective action has satisfied or corrected the violation. MEHC or PacifiCorp may request, for cause, an extension of these time periods. If MEHC or PacifiCorp fails to correct such violations within the specified time frames, as modified by any Commission-approved extensions, the Commission may seek to assess penalties for violation of a Commission order, against either MEHC or PacifiCorp, as allowed under state laws and regulations.

34)

Transmission Investment: MEHC and PacifiCorp have identified incremental transmission projects that enhance reliability, facilitate the receipt of renewable resources, or enable further system optimization. Subject to permitting and the availability of materials, equipment and rights-of-way, MEHC and PacifiCorp commit to use their best efforts to achieve the following transmission system infrastructure improvements[6]:

a)	Path C Upgrade (~$78 million) – Increase Path C capacity by 300 MW (from S.E. Idaho to Northern Utah). The target completion date for this project is 2010. This project:
•	enhances reliability because it increases transfer capability between the east and west control areas,
•	facilitates the delivery of power from wind projects in Idaho, and
•	provides PacifiCorp with greater flexibility and the opportunity to consider additional options regarding planned generation capacity additions.
b)

Mona - Oquirrh (~$196 million) – Increase the import capability from Mona into the Wasatch Front (from Wasatch Front South to Wasatch Front North). This project would enhance the ability to import power from new resources delivered at or to Mona, and to import from Southern California by “wheeling” over the Adelanto DC tie. The target completion date for this project is 2011. This project:

•	enhances reliability by enabling the import of power from Southern California entities during emergency situations,
•	facilitates the acceptance of renewable resources, and
______________

6 While MEHC has immersed itself in the details of PacifiCorp’s business activities in the short time since the announcement of the transaction, it is possible that upon further review a particular investment might not be cost-effective, optimal for customers or able to be completed by the target date. If that should occur, MEHC pledges to propose an alternative to the Commission with a comparable benefit. The Commission may investigate the reasonableness of any determination by MEHC/PacifiCorp that one or more of the identified transmission investments is not cost-effective or optimal for customers.

•	enhances further system optimization since it enables the further purchase or exchange of seasonal resources from parties capable of delivering to Mona.
c)

Walla Walla - Yakima or Mid-C (~$88 million) – Establish a link between the “Walla Walla bubble” and the “Yakima bubble” and/or reinforce the link between the “Walla Walla bubble” and the Mid-Columbia (at Vantage). Either of these projects presents opportunities to enhance PacifiCorp’s ability to accept the output from wind generators and balance the system cost effectively in a regional environment. The target completion date for this project is 2010.

35)	Other Transmission and Distribution Matters: MEHC and PacifiCorp make the following commitments to improve system reliability:
a)	investment in the Asset Risk Program of $75 million over the three years, 2007-2009,
b)	investment in local transmission risk projects across all states of $69 million over eight years after the close of the transaction,
c)	O & M expense for the Accelerated Distribution Circuit Fusing Program across all states will be increased by $1.5 million per year for five years after the close of the transaction, and
d)	extension of the O&M investment across all states for the Saving SAIDI Initiative for three additional years at an estimated cost of $2 million per year.
e)

MEHC and PacifiCorp will support the Bonneville Power Administration in its development of short-term products such as conditional firm. Based on the outcome from BPA’s efforts, PacifiCorp will initiate a process to collaboratively design similar products at PacifiCorp. PacifiCorp will continue its Partial Interim Service product and its tariff provision that allows transmission customers to alter pre-scheduled transactions up to twenty minutes before any hour, and will notify parties to this proceeding if it proposes changes to these two elements of its OATT.

36)

Regional Transmission: MEHC recognizes that it can and should have a role in addressing the critical importance of transmission infrastructure to the states in which PacifiCorp serves. MEHC also recognizes that some transmission projects, while highly desirable, may not be appropriate investments for PacifiCorp and its regulated customers. Therefore, MEHC shareholders commit their resources and leadership to assist PacifiCorp states in the development of transmission projects upon which the states can agree. Examples of such projects would be RMATS and the proposed Frontier transmission line.

37)

[This Commitment number has intentionally been left blank. Commitment 37 is not available if a state selects Oregon-Specific Commitment 0 14 as Staff recommends in Idaho-Specific Commitment No. I 32.].

38)

[This Commitment number has intentionally been left blank. Commitment 38 is not available if a state selects Oregon-Specific Commitments 0 9 and 0 11 as Staff recommends in Idaho-Specific Commitment Nos. I 28 and I 30.]

39)

Future Generation Options: In Commitment 31, MEHC and PacifiCorp adopt a commitment to source future PacifiCorp generation resources consistent with the then current rules and regulations of each state. In addition to that commitment, for the next ten years, MEHC and PacifiCorp commit that they will submit as part of any commission approved RFPs for resources with a dependable life greater than 10 years and greater than 100 MW, —including renewable energy RFPs —a 100 MW or more utility “own/operate” alternative for the particular resource. It is not the intent or objective that such alternatives be favored over other options. Rather, the option for PacifiCorp to own and operate the resource which is the subject of the RFP will enable comparison and evaluation of that option against other viable alternatives. In addition to providing regulators and interested parties with an additional viable option for assessment, it can be expected that this commitment will enhance PacifiCorp’s ability to increase the proportion of cost-effective renewable energy in its generation portfolio, based upon the actual experience of MEC and the “Renewable Energy” commitment offered below.

40)

Renewable Energy: MEHC reaffirms PacifiCorp’s commitment to acquire 1400 MW of new cost-effective renewable resources, representing approximately 7% of PacifiCorp’s load. MEHC and PacifiCorp commit to work with developers and bidders to bring at least 100 MW of cost-effective wind resources in service within one year of the close of the transaction.

MEHC and PacifiCorp expect that the commitment to build the Walla-Walla and Path C transmission lines will facilitate up to 400 MW of renewable resource projects with an expected in-service date of 2008 -2010. MEHC and PacifiCorp commit to actively work with developers to identify other transmission improvements that can facilitate the delivery of cost-effective wind energy in PacifiCorp’s service area.

In addition, MEHC and PacifiCorp commit to work constructively with states to implement renewable energy action plans so as to enable PacifiCorp to achieve at least 1400 MW of cost-effective renewable energy resources by 2015. Such renewable energy resources are not limited to wind energy resources.

41)

Coal Technology: MEHC supports and affirms PacifiCorp’s commitment to consider utilization of advanced coal-fuel technology such as super-critical or IGCC technology when adding coal-fueled generation.

42)

Greenhouse Gas Emission Reduction: MEHC and PacifiCorp commit to participate in the Environmental Protection Agency’s SF6 Emission Reduction Partnership for Electric Power Systems. Sulfur hexafluoride (SF6) is a highly potent greenhouse gas used in the electric industry for insulation and current interruption in electric transmission and distribution equipment. Over a 100-year period, SF6 is 23,900 times more effective at trapping infrared radiation than an equivalent amount of CO2, making it the most highly potent, known greenhouse gas. SF6 is also a very stable chemical, with an atmospheric lifetime of 3,200 years. As the gas is emitted, it accumulates in the atmosphere in an essentially un-degraded state for many centuries. Thus, a relatively small amount of SF6 can have a significant impact on global climate change. Through its participation in the SF6 partnership, PacifiCorp will commit to an appropriate SF6 emissions reduction goal and annually report its estimated SF6 emissions. This not only reduces greenhouse gas emissions, it saves money and improves grid reliability. Since 1999, EPA’s SF6 partner companies have saved $2.5 million from the avoided gas loss alone. Use of improved SF6 equipment and management practices helps protect system reliability and efficiency. Additionally, PacifiCorp will develop a strategy to identify and implement cost-effective measures to reduce PacifiCorp’s greenhouse gas emissions.

43)

Emission Reductions from Coal-Fueled Generating Plants: Working with the affected generation plant joint owners and with regulators to obtain required approvals, MEHC and PacifiCorp commit to install the equipment likely to be necessary under future emissions control scenarios at a cost of approximately $812 million. Concurrent with any application for an air permit, MEHC and PacifiCorp will discuss its plans regarding this commitment with interested parties and solicit input. While additional expenditures may ultimately be required as future emission reduction requirements become better defined, MEHC believes these investments in emission control equipment are reasonable and environmentally beneficial. The execution of an emissions reduction plan for the existing PacifiCorp coal-fueled facilities, combined with the use of reduced-emissions coal technology for new coal-fueled generation, is expected to result in a significant decrease in the emissions rate of PacifiCorp’s coal-fueled generation fleet. The investments to which MEHC is committing are expected to result in a decrease in the SO2 emissions rates of more than 50%, a decrease in the NOx emissions rates of more than 40%, a reduction in the mercury emissions rates of almost 40%, and no increase expected in the CO2 emissions rate.

44)	Energy Efficiency and DSM Management:
a)

MEHC and PacifiCorp commit to conducting a company-defined third-party market potential study of additional DSM and energy efficiency opportunities within PacifiCorp’s service areas. The objective of the study will be to identify opportunities not yet identified by the company and, if and where possible, to recommend programs or actions to pursue those opportunities found to be cost-effective. The study will focus on opportunities for deliverable DSM and energy efficiency resources rather than technical potentials that may not be attainable through DSM and energy efficiency efforts. On-site solar and combined heat and power programs may be considered in the study. During the three-month period following the close of the transaction, MEHC and PacifiCorp will consult with DSM advisory groups and other interested parties to define the proper scope of the study. The findings of the study will be reported back to DSM advisory groups, commission staffs, and other interested stakeholders and will be used by the Company in helping to direct ongoing DSM and energy efficiency efforts. The study will be completed within fifteen months after the closing on the transaction, and MEHC shareholders will absorb the first $1 million of the costs of the study.

b)

PacifiCorp further commits to meeting its portion of the NWPPC’s energy efficiency targets for Oregon, Washington and Idaho, as long as the targets can be achieved in a manner deemed cost-effective by the affected states.

c)

In addition, MEHC and PacifiCorp commit that PacifiCorp and MEHC will annually collaborate to identify any incremental programs that might be cost-effective for PacifiCorp customers. The Commission will be notified of any additional cost-effective programs that are identified.

45)

Customer Service Standards: MEHC and PacifiCorp commit to continue customer service guarantees and performance standards as established in each jurisdiction, provided that MEHC and PacifiCorp reserve the right to request modifications of the guarantees and standards after March 31, 2008, and the right to request termination (as well as modification) of one or more guarantees or standards after 2011. The guarantees and standards will not be eliminated or modified without Commission approval.

46)

Community Involvement and Economic Development: MEHC has significant experience in assisting its communities with economic development efforts. MEHC plans to continue PacifiCorp’s existing economic development practices and use MEHC’s experience to maximize the effectiveness of these efforts.

47)

Corporate Presence (All States): MEHC understands that having adequate staffing and representation in each state is not optional. We understand its importance to customers, to regulators and to states. MEHC and PacifiCorp commit to maintaining adequate staffing and presence in each state, consistent with the provision of safe and reliable service and cost-effective operations.

48)

IRP Stakeholder Process: PacifiCorp will provide public notice and an invitation to encourage stakeholders to participate in the Integrated Resource Plan (IRP) process. The IRP process will be used to consider Commitments 34, 39, 40, 41, 44 and 52. PacifiCorp will hold IRP meetings at locations or using communications technologies that encourage broad participation.

49)

Reporting on Status of Commitments: By June 1, 2007 and each June 1 thereafter through June 1, 2011, PacifiCorp will file a report with the Commission regarding the implementation of the Commitments. The report will, at a minimum, provide a description of the performance of each of the commitments that have quantifiable results. If any of the commitments is not being met, relative to the specific terms of the commitment, the report shall provide proposed corrective measures and target dates for completion of such measures. PacifiCorp will make publicly available at the Commission non-confidential portions of the report.

50)	Pension Funding Policy: PacifiCorp will maintain its current pension funding policy, as described in the 2005 Actuarial Report, for a period of two years following the close of the transaction.
51)

Subject to, and in consideration for, dismissal of all existing proceedings and no commencement of any future state regulatory proceeding against PacifiCorp involving or arising from the SEC PUIHCA Audit Report of ScottishPower dated May 11, 2004, MEHC will contribute to PacifiCorp, at no cost to PacifiCorp, MEHC’s stock ownership in the Intermountain Geothermal Company and the associated steam rights (approximately 70% of the total rights) to the steam resources serving PacifiCorp’s Blundell geothermal plant and terminate MEHC’s and Intermountain Geothermal Company’s rights and obligations under the contracts. MEHC will assist PacifiCorp in determining the cost-effectiveness of acquiring the remaining 30% of the rights. No more than six months after the close of the transaction, MEHC will provide parties a clear and complete disclosure statement that details any potential liabilities and risks, identified by or for MEHC, associated with the ownership rights of MEHC in Intermountain Geothermal. MEHC also commits that PacifiCorp customers will not be harmed from the contribution to PacifiCorp of the Intermountain Geothermal steam resources and stock.

52)

Upon closing, MEHC and PacifiCorp commit to immediately evaluate increasing the generation capacity of the Blundell geothermal facility by the amount determined to be cost-effective. Such evaluation shall be summarized in a report and filed with the Commission concurrent with the filing of PacifiCorp’s next IRP. This incremental amount is expected to be at least 11 MW and maybe as much as 100 MW. All cost effective increases in Blundell capacity, completed before January 1, 2015, should be counted toward satisfaction of PacifiCorp’s 1400 MW renewable energy goal, in an amount equal to the capacity of geothermal energy actually added at the plant.

Idaho-Specific Commitments

I 1.

MEHC/PacifiCorp will continue to make a dedicated Irrigation Specialist available in Rexburg and Shelley in the Idaho service territory. The effectiveness of this service will be reviewed at the end of the 2007 irrigation season to determine whether it should be continued. The Irrigation Hotline will continue to be available Monday through Saturday, except holidays, from 7 AM to 7 PM, with the number published in the phone directory.

I 2.	Water Rights agreements will be abided by MEHC and PacifiCorp.
I 3.

MEHC and PacifiCorp will provide the Commission access to corporate minutes, including Board of Director’s minutes and all committee minutes, along with any related source documents that are relevant to the business and risk analysis of PacifiCorp. PacifiCorp and the Commission Staff will establish an agreeable procedure to review these confidential documents in Portland, Oregon, Salt Lake City, Utah or Boise, Idaho.

I 4.

MEHC and PacifiCorp will provide the Commission access to operational, internal and risk audit reports and documentation. PacifiCorp and the Commission Staff will establish an agreeable procedure to review these confidential documents and the timeline to provide an annual listing of such audits.

I 5.

A near-final draft agreement for PPW Holdings LLC that contains the ring-fencing provisions of Commitment 11 will be sent to the Commission Staff by January 15, 2006. The final signed agreement will be filed with the Commission within 30 days after the close of the transaction.

I 6.

Within 30 days of the close of the transaction, PacifiCorp will provide the Commission with a written list of changes that were made to employee benefit plans between the announcement of the transaction and the close of the transaction. PacifiCorp and MEHC will provide 30 days’ notice to the Commission prior to merging PacifiCorp’s pension with the pension plan of another MEHC business.

I 7.	Through December 31, 2015, PacifiCorp will provide the Commission notice when it intends to increase the amount of dividend payments by 10% or more.
I 8.

As part of the DSM study in Commitment 44, PacifiCorp will also consider the market potential associated with the expansion of existing programs, including the Irrigation and Monsanto load curtailment programs in Idaho. The study will compare the cost effectiveness of DSM resources with comparable supply side resources.

I 9.

MEHC and PacifiCorp commit to maintain a bid evaluation methodology that prudently compares any company owned and operated alternative to valid and conforming bid proposals submitted in response to a supply-side RFP.

I 10.

On January 31, 2005, the Commission accepted PacifiCorp’s proposal to eliminate its Network Performance Standard relating to Momentary Average Interruption Frequency Index (MAIFI) in light of the Company’s commitment to develop an acceptable alternative to MAIFI as soon as possible. The Company has developed its proposed measurement plan and is scheduled to present to the Commission Staff at its next reliability meeting (scheduled for December 20, 2005). Within 60 days after this meeting, the Company will file the plan with the Commission. MEHC and PacifiCorp commit to implement this plan and provide the results of these calculations to Commission Staff and other interested parties in reliability review meetings.

I 11.

PacifiCorp is required to apply to the Commission for approval of security issuances pursuant to Idaho Code Title 61, Chapter 9. PacifiCorp will not seek an exemption from this requirement for twelve months following the closing of this transaction. Staff will evaluate the “all-in-cost” of issuances for inclusion in rates and as it relates to the Reduced Cost of Debt.

I 12.

MEHC and PacifiCorp acknowledge that the Commitments being made by MEHC and PacifiCorp are binding only upon them and their affiliates where noted (and upon Berkshire Hathaway where specifically mentioned). In this proceeding Applicants are not requesting a determination of the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions referenced in the Commitments. In other appropriate proceedings, the parties may take positions regarding the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions referenced in these Commitments as the parties deem appropriate.

I 13.	With respect to the Low Income Weatherization Program managed by community action agencies in Idaho, PacifiCorp commits to the following:
a)

Within 30 days of completion of the transaction, PacifiCorp will file proposed revisions to its Schedule 21 Tariff to effect a change in funding of conservation measures from 50% of measure cost to 100% of measure cost when federal matching funds are no longer available to fund measures at PacifiCorp customer’s premise, subject to the $150,000 annual funding limit in the tariff.

b)

In PacifiCorp’s next Idaho general rate case, PacifiCorp will include in its direct testimony an analysis of the costs and benefits of changing its current practice of matching 50% of federal contributions to matching at a higher percentage amount.

I 14.

MEHC and PacifiCorp commit to a total contribution level for Idaho low income bill payment assistance in the amount of $40,000 annually, for a five-year period beginning July 1, 2006. The contributions may be comprised of contributions from corporate, employee, other sources, and customer donations. The corporate contribution will be recorded in non-utility accounts. Before the end of the five-year period, MEHC and PacifiCorp commit to work with low income advocates and customer groups to evaluate additional contributions.

I 15.

MEHC commits to provide shareholder funding to hire a consultant to study and design for possible implementation of an arrearage management project for low income customers that could be made applicable to Idaho and other states that PacifiCorp serves. PacifiCorp will provide a resource for facilitation of a working group to oversee the project. The study shall commence no later than 180 days after close of the transaction and be completed, through the issuance of a formal report to the Commission, no later than 365 days after close of the transaction. MEHC recognizes that such a program may have to be tailored to best fit the unique low-income environment of each individual state. The project will be developed by PacifiCorp in conjunction with the relevant regulatory and governmental agencies, low-income advocates, and other interested parties in each state that is interested in participating. The goals for the project will include reducing service terminations, reducing referral of delinquent customers to third party collection agencies, reducing collection litigation and reducing arrearages and increasing voluntary customer payments of arrearages. The costs of this study will be at least $66,000 on a total company basis paid for by shareholders. If less than six states participate, the amount of the shareholder funds will be reduced proportionally.

I 16.

MEHC and PacifiCorp will provide notification of and file for Commission approval of the divestiture, spin-off, or sale of any integral PacifiCorp function. This condition does not limit any jurisdiction the Commission may have.

I 17.

PacifiCorp or MEHC will notify the Commission prior to implementation of plans by PacifiCorp or MEHC: (1) to form an affiliate for the purpose of transacting business with PacifiCorp’s regulated operations; (2) to commence new business transactions between an existing affiliate and PacifiCorp; or (3) to dissolve an affiliate which has transacted substantial business with PacifiCorp.

I 18.

The premium paid by MEHC for PacifiCorp will be recorded in the accounts of the acquisition company and not in the utility accounts of PacifiCorp. By this commitment, MEHC and PacifiCorp are not agreeing or otherwise committing to waive any arguments that they might have pertaining to a symmetrical expense adjustment based on the regulatory theory of the matching principle in the event a party in a proceeding before the Commission proposes an adjustment to PacifiCorp’s revenue requirement associated with the imputation of benefits (other than those benefits committed to in this transaction) accruing from PPW Holdings LLC, MEHC, or affiliates. MEHC and PacifiCorp acknowledge that neither the Commission nor any party to this proceeding is being asked to agree with or accept any such arguments or to waive any right to assert or adopt such positions regarding the prudence, just and reasonable character, rate or ratemaking impact or treatment, or public interest as they deem appropriate pertaining to this commitment.

I 19.

PacifiCorp will provide semi annual reports to the Commission and Commission Staff describing PacifiCorp’s performance in meeting service standard commitments, including both performance standards and customer guarantees.

I 20.

PacifiCorp will provide to the Commission, on an informational basis, credit rating agency news releases and final reports regarding PacifiCorp when such reports are known to PacifiCorp and are available to the public.

I 21.

a)

MEHC commits that immediately following the closing of the transaction, the acquiring company (PPW Holdings LLC) will have no debt in its capital structure. MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below the following percentages of its Total Capital as defined in Commitment 18b:

48.25% from the date of the close of the transaction through

December 31, 2008;

47.25% from January 1, 2009 through December 31, 2009;

46.25% from January 1, 2010 through December 31, 2010;

45.25% from January 1, 2011 through December 31, 2011;

44.00% after December 31, 2011.

b)	MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below 35% of its Total Adjusted Capital as defined in Commitment 18c.
c)

MEHC will provide the Commission 30 days prior notice if PPW Holdings LLC intends to issue debt. MEHC and PacifiCorp acknowledge that if PPW Holdings LLC does issue debt, the Commission has the authority to consider additional ring-fencing provisions that may be appropriate.

I 22.

MEHC and PacifiCorp commit to form an IGCC Working Group, sponsored by PacifiCorp to discuss various policy and technology issues associated with IGCC, carbon capture, and sequestration. Working Group members would include representatives from major stakeholder and regulatory groups, PacifiCorp and MEHC officials, and others as appropriate. Some issues and challenges to development that would be considered by the Working Group would include:

•	the status of development of carbon sequestration policy and methods, including requirements for monitoring and verifying sequestration options;
•	information sharing, so that, to the extent possible, all parties develop a shared understanding of expected IGCC technology benefits, expected capital and O&M costs, and potential risks;
•	information sharing to understand such terms and associated requirements with concepts such as “carbon capture ready” and “permanent sequestration”;
•	issues related to technology of and permitting for IGCC air emissions, waste disposal, water use and site usage;
•	commercial terms and conditions associated with IGCC plant development, construction, and maintenance; and
•	implications of SB 26 on development of IGCC plants given the implications of long development lead times, development costs, project risk, and cost uncertainty.

The IGCC Working Group would meet periodically to discuss the above issues and identify possible solutions, and to stay abreast of the evolving technology and commercial environment.

I 23.	PacifiCorp agrees to include the following items in the 2006 IRP:
a)	a wind penetration study to reappraise wind integration costs and cost-effective renewable energy levels; and
b)

an assessment of transmission options for PacifiCorp’s system identified in the RMATS scenario 1 related to facilitating additional generation at Jim Bridger and, on equal footing, new cost-effective wind resources.

I 24.

Berkshire Hathaway acknowledges the Commitments made by MEHC and PacifiCorp and will not impede satisfaction of the Commitments. Berkshire Hathaway acknowledges that it is bound by Commitments 4, 5 and 17 and that it is subject to Commitments that are applicable to the affiliates of PacifiCorp and MEHC; provided, however, that Berkshire Hathaway does not guarantee or agree to be responsible for performance of Commitments made by MEHC and PacifiCorp.

I 25.

The scope of the “most favored nation” commitment contained in Section III of the Stipulation will extend to and include any resolution or settlement prior to closing of the transaction of any procedural, jurisdictional or federal law issues or disputes raised in PacifiCorp vs. Rob Hurless, Case No. CV-04-031J, United States District Court, District of Wyoming, regardless of the manner, context or proceeding in which any such settlement or resolution paid in connection with such settlement or resolution, to the extent such settlement or resolution includes any kind of ongoing waiver, or agreement to litigate in state tribunals, of any federal preemption, filed rate doctrine or similar federal issues, or any other limitation, condition or waiver of federal jurisdiction or federal forum as it relates to state ratemaking (referred to hereinafter as a procedural limitation clause (“PLC”). If any PLC is agreed to by PacifiCorp in any such settlement or resolution, PacifiCorp agrees to identify the PLC in stand-alone language and MEHC agrees to include such PLC as a deemed commitment to the Wyoming transaction docket and by virtue of the most favored nations clause referred to above, the PLC will be available for adoption in Idaho pursuant to the procedures in the Stipulation.

I 26.

MEHC and PacifiCorp commit to $142.5 million (total company amount) of offsetable rate credits as reflected in Appendix 2 and as described in the following Commitments I 27 through I 31. These rate credits will be reflected in rates on the effective date of new rates as determined by the Commission in a general rate case. The rate credits will terminate on December 31, 2010, to the extent not previously offset, unless otherwise noted. The rate credits in Commitments I 27 and I 31 are subject to deferred accounting as specified therein. Where total company values are referenced, the amount allocated to Idaho will equal the Idaho-allocated amount using Commission-adopted allocation factors.

I 27.

a)

MEHC and PacifiCorp commit to reduce the annual non-fuel costs to PacifiCorp customers of the West Valley lease by $0.417 million per month (total company) or an expected $3.7 million in 2006 (assuming a March 31, 2006 transaction closing), $5 million in 2007 and $2.1 million in 2008 (the lease terminates May 31, 2008), which shall be the amounts of the total company rate credit. Beginning with the first month after the close of the transaction to purchase PacifiCorp, Idaho’s share of the monthly rate credit will be deferred for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. (This commitment is reflected in Row 1 of Appendix 2.)

b)

This commitment is offsetable, on a prospective basis, to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that such West Valley non-fuel cost savings:

i) are reflected in PacifiCorp’s rates; and,

ii) there are no offsetting actions or agreements by MEHC or PacifiCorp for which value is obtained by PPM or an affiliated company, which, directly or indirectly, increases the costs PacifiCorp would otherwise incur.

I 28.

a)

MEHC and PacifiCorp will hold customers harmless for increases in costs retained by PacifiCorp that were previously assigned to affiliates relating to management fees. The total company amount assigned to PacifiCorp’s affiliates is $1.5 million per year, which is the amount of the total company rate credit. This commitment expires on December 31, 2010. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment I 28 and Commitment 38. (The commitment is reflected in Row 2 of Appendix 2.)

b)	This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case the following:

i) Corporate allocations from MEHC to PacifiCorp included in PacifiCorp’s rates are less than $7.3 million;

ii) Costs associated with functions previously carried out by parents to PacifiCorp and previously included in rates have not been shifted to PacifiCorp or otherwise included in PacifiCorp’s rates; and

iii) Costs have not been shifted to operational and maintenance accounts (FERC accounts 500-598), customer accounts (FERC accounts 901-905), customer service and informational accounts (FERC accounts 907-910), sales accounts (FERC accounts 911-916), capital accounts, deferred debit accounts, deferred credit accounts, or other regulatory accounts.

I 29.

a)

MEHC commits to use an existing, or form a new, captive insurance company to provide insurance coverage for PacifiCorp’s operations. The costs of forming such captive will not be reflected in PacifiCorp’s regulated accounts, nor allocated directly or indirectly to PacifiCorp. Such captive shall be comparable in costs and services to that previously provided through ScottishPower’s captive insurance company Dornoch. MEHC further commits that insurance costs incurred by PacifiCorp from the captive insurance company for equivalent coverage for calendar years 2006 through 2010, inclusive, will be no more than $7.4 million (total company). Oregon Commission Staff has valued the potential increase in PacifiCorp’s total company revenue requirement from the loss of ScottishPower’s captive insurance affiliate as $4.3 million annually, which shall be the amount of the total company rate credit. This commitment expires on December 31, 2010.

b)

This commitment is offsetable if PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, the costs included in PacifiCorp’s rates for such insurance coverage are not more than $7.4 million (total company). (This commitment is reflected in Row 3 in Appendix 2.)

I 30.

a)

MEHC and PacifiCorp will hold customers harmless for increases in costs resulting from PacifiCorp corporate costs previously billed to PPM and other former affiliates of PacifiCorp. Oregon Commission Staff has valued the potential increase in total company revenue requirement if these costs are not eliminated as $7.9 million annually (total company) through December 31, 2010 and $6.4 million annually (total company) from January 1, 2011 through December 31, 2015, which shall be the amounts of the total company rate credit. This commitment shall expire on the earlier of December 31, 2015 or when PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment I 30 and Commitment 38.

b)

This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. (The commitment is reflected in Row 4 of Appendix 2.)

I 31.

a)

MEHC and PacifiCorp commit that PacifiCorp’s total company A&G costs will be reduced by $6 million annually based on the A&G categories, assumptions, and values contained in Appendix 3 titled, “UM 1209 A & G Stretch.” The amount of the total company rate credit is $6 million per year. This commitment expires December 31, 2010. Beginning with the first month after the close of the transaction, Idaho’s share of the $0.5 million monthly rate credit will be deferred for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. This Commitment is in lieu of Commitments 22 and U 23 from the Utah settlement, and a state must choose between this Commitment I 31 and Commitments 22 and U 23.

b)

The credit will be offsetable, on a prospective basis, by the amount that PacifiCorp demonstrates to the Commission’s satisfaction, in a general rate case, that total company A&G expenses included in PacifiCorp’s rates are lower than the benchmark and have not been shifted to other regulatory accounts. The 2006 benchmark will be $228.8 million. Subsequent benchmarks shall equal the 2006 benchmark multiplied by the ratio of the

Global Insight’s Utility Cost Information Service (UCIS)-Administrative and General — Total Operations and Maintenance Index (INDEX CODE Series JEADGOM), for the test period divided by the 2006 index value. If another index is adopted in a future PacifiCorp case, that index will replace the aforementioned index and will be used on a prospective basis only. If this occurs, the benchmark for future years will equal the benchmark from the rate case in which a new index was adopted multiplied by the ratio of the new index for the test period divided by the index value for the first year that the index is adopted.

I 32.

a)

In the event of a ratings downgrade by two or more rating agencies of PacifiCorp’s senior long-term debt that occurs within 12 months after the Commission approves the Transaction or issues an order adopting acquisition commitments from other PacifiCorp states, whichever, comes later (the “Baseline Date”), and at least one such agency identifies issues related to MEHC’s acquisition of PacifiCorp as a cause of the ratings downgrade, the assumed yield for any incremental debt issued by PacifiCorp after the downgrade will be reduced by 10 basis points for each notch that PacifiCorp is downgraded below PacifiCorp’s rating on the Baseline Date. Such adjustment will continue until the debt is no longer outstanding. In the case where one rating agency issues a rating downgrade, but not two or more rating agencies, denoted as a split rating, the adjustment shall be 5 basis points for each notch. The adjustment imposed by this commitment will be eliminated for debt issuances following the ratings upgrade of PacifiCorp equal to the rating on the Baseline Date. This Commitment is in lieu of Commitment 37, and a state must choose between this Commitment I 32 and Commitment 37.

b)

In the event that debt issued by PacifiCorp within 12 months after the Baseline Date is recalled and refinanced, PacifiCorp agrees to hold customers harmless, for the term of the debt, as compared to the revenue requirements pursuant to subparagraph a) and its basis point reductions, of the originally financed debt.

I 33.

MEHC commits that no amendments, revisions or modifications will be made to the ring-fencing provisions of Commitment 11 b) without prior Commission approval for the sole purpose of addressing the ring-fencing provisions.

I 34.

Within three months of closing of the transaction, MEHC commits to obtain a non-consolidation opinion that demonstrates that the ring fencing around PPW Holdings LLC is sufficient to prevent PPW Holdings LLC and PacifiCorp from being pulled into an MEHC bankruptcy. MEHC commits to promptly file such opinion with the Commission. If the ring-fencing provisions of this agreement are insufficient to obtain a non-consolidation opinion, MEHC agrees to promptly undertake the following actions:

a)	Notify the Commission of this inability to obtain a non-consolidation opinion.
b)	Propose and implement, upon Commission approval, such ring-fencing provisions that are sufficient to prevent PPW Holdings LLC from being pulled into an MEHC bankruptcy.
c)	Obtain a non-consolidation opinion.

I 35.

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC if PacifiCorp’s unsecured debt rating is BBB- or lower by S & P or Fitch (or Baa3 or lower by Moody’s), as indicated by two of the three rating agencies.

I 36.

MEHC and PacifiCorp will supplement the report filed with the Commission, pursuant to Commitment 49 by including information regarding the implementation of each of the Idaho-Specific Commitments I 1 through I 35.

APPENDIX 1

PPW HOLDINGS LLC RINGFENCING PROVISIONS

1.	Purposes.
(a)	The purposes of the Company are to engage in the following activities:

1.        to purchase and own 100% of the capital stock in PacifiCorp (“PacifiCorp”; and any equity interest therein, an “Equity Interest”);

2.       in connection with the purchase of the Equity Interest, to negotiate, authorize, execute, deliver and perform documents including, but not limited to, that certain Assignment and Assumption of Stock Purchase Agreement between the Member and the Company pursuant to which the Member will assign to the Company all of the Member’s rights and obligations under that certain Stock Purchase Agreement, between the Member and the other persons parties thereto, dated as of May 23, 2005 and any other agreement or document contemplated thereby (the “Transaction Documents”); and

3.        to do such other things and carry on any other activities, and only such things and activities, which the Board, defined herein, determines to be necessary, convenient or incidental to any of the foregoing purposes, and to have and exercise all of the power and rights conferred upon limited liability companies formed pursuant to the Act in furtherance of the foregoing.

(b)      The Company, by or through one or more Officers of the Company, may enter into and perform the Transaction Documents and all documents, agreements, certificates or financing statements contemplated thereby or related thereto, with such final terms and provisions as the Officer or Officers of the Company executing the same shall approve, his or their execution thereof to be conclusive evidence of his or such approval, all without any further act, vote or approval of the Member, the Board of Directors or any other Officer notwithstanding any other provision of this Agreement, the Act or applicable law, rule or regulation. All actions taken by the Member, any Director or Officer on behalf of the Company or on behalf of any of its affiliates prior to the date hereof, to effect the transactions contemplated by the Transaction Documents or the formation of the Company, are hereby ratified, approved and confirmed in all respects. Simultaneously with or following the execution of this Agreement the Company may enter into each of the Transaction Documents with such final terms and provisions as the Officer or Officers of the Company executing the same shall approve, his or their execution thereof to be conclusive evidence of his or their approval.

2.	Management.

(a)      Board of Directors. The business and affairs of PPW Holdings, LLC (the “Company”) shall be managed by or under the direction of a board of one or more Directors (the “Board”); provided that from and after the purchase of an equity interest in PacifiCorp (an “Equity Interest”), and for so long as the Company shall own an Equity Interest, one of the members of the Board shall be an Independent Director.

An “Independent Director” shall mean a member of the Board who is not at the time of initial appointment, or at any time while serving on the Board, and has not been at any time during the preceding five (5) years: (a) a member, stockholder, director (except as such Independent Director of the Company), officer, employee, partner, attorney or counsel of the Company or any affiliate of the Company; (b) a creditor, customer other than a consumer, supplier or other person who has derived in any one of the preceding (5) calendar years revenues from its activities with the Company or any affiliate of the Company (except as such Independent Director); (c) a person related to or employed by any person described in clause (a) or clause (b) above, or (d) a trustee, conservator or receiver for the Company or any affiliate of the Company. As used in this definition, “affiliate” shall have the meaning given to such term under Rule 405 under the Securities Act of 1933, as amended.

Except as otherwise provided in this Section 1(a) with respect to the Independent Director, MidAmerican Energy Holdings Company (the “Member”) by unanimous vote or unanimous written consent, may determine at any time in its sole and absolute discretion, the number of Directors to constitute the Board. The initial number of Directors shall be two. At the time of the purchase of an Equity Interest by the Company, if one of the Directors is not then a qualified Independent Director, the number of Directors on the Board shall be automatically increased by one, such additional position to be filled as soon as practicable by an Independent Director selected by a majority vote of all of the Directors then in office. Each Director elected, designated or appointed shall hold office until a successor is elected and qualified or until such Director’s earlier death, resignation or removal. Each Director shall be a “manager” within the meaning of the Limited Liability Company Act of the State of Delaware (the “Act”).

(b)      Powers. Subject to this Section 1, the Board shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. Except as provided in the certificate and subject to Section 2(e), the Board has the authority to bind the Company by a majority of the votes held by the Directors. For purposes of voting, each Director shall have one vote.

(c)      Quorum; Acts of the Board. At all meetings of the Board, a majority of the Directors shall constitute a quorum for the transaction of business and, except as otherwise provided in any other provision of this Agreement or in the certificate of incorporation, the act of a majority of the votes held by the Directors present at any meeting at which there is a quorum shall be the act of the Board. In the case of an act which requires the unanimous vote of the Directors and/or the vote of the Independent Director, only the presence at the subject meeting of all of the Directors, including the Independent Director, shall constitute a quorum. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without written notice other than announcement at the meeting, until a quorum shall be present.

(d)      Removal of Directors. Unless otherwise restricted by law, any Director or the entire Board may be removed, with or without cause, by the Member, and subject to Section 2, any vacancy caused by any such removal may be filled by action of the Member. In the event of the removal of the Independent Director or other event that causes the Independent Director to cease to be an Independent Director on the Board, no action requiring the vote of the

Independent Director shall take place until such time as a replacement Independent Director is elected to the Board by the Member.

(e)	Limitations on the Company’s Activities.

1.        This Section 2(e) is being adopted in order to qualify the Company as a “special purpose entity” and so long as the Company holds or owns an Equity Interest, this Section 2(e) shall govern the activities of the Company notwithstanding any other provision of this Agreement.

2.       So long as the Company holds or owns an Equity Interest, the Board shall cause the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises. At all times, unless otherwise provided in that certain Stock Purchase Agreement, between the Member and the other persons parties thereto, dated as of May 23, 2005 and any other agreement or document contemplated thereby (the “Transaction Documents”), the Board shall cause the Company to:

a)	maintain its own separate books and records, financial statements, and bank accounts;
b)

except for tax and accounting purposes, at all times hold itself out to the public as a legal entity separate from the Member and any other Person and not identify itself as a division of any other Person;

c)	have a Board, the composition of which in sum is unique from that of any other Person;
d)	file its own tax returns, if any, as may be required under applicable law, and pay any taxes required to be paid under applicable law;
e)	not commingle its assets with assets of any other Person;
f)	conduct its business in its own name and hold all of its assets in its own name;
g)	pay its own liabilities only out of its own funds;
h)	maintain an arm’s length relationship with its affiliates, including its Member;
i)	from its own funds, pay the salaries of its own employees;
j)	not hold out its credit as being available to satisfy the obligations of others;

k)

maintain its own office and telephone line separate and apart from its affiliates, although it may lease space from an affiliate and share a phone line with an affiliate, having either a separate number or extension, and in furtherance thereof allocate fairly and reasonably any overhead for shared office space;

l)	use separate stationery, invoices and checks bearing its own name;
m)	not pledge its assets for the benefit of any other Person;
n)	correct any known misunderstanding regarding its separate identity;
o)	maintain adequate capital and an adequate number of employees in light of its contemplated business purposes; and
p)	not acquire any obligations or securities of the Member or its affiliates, other than an Equity Interest.

Failure of the Company to comply with any of the foregoing covenants shall not affect the status of the Company as a separate legal entity or the limited liability of the Member or the Directors.

3.       So long as the Company holds or owns an Equity Interest and unless otherwise provided in the Transaction Documents, the Company shall not:

a)

become or remain liable, directly or contingently, in connection with any indebtedness or other liability of any other person or entity, whether by guarantee, endorsement (other than endorsements of negotiable instruments for deposit or collection in the ordinary course of business), agreement to purchase or repurchase, agreement to supply or advance funds, or otherwise;

b)

grant or permit to exist any lien, encumbrance, claim, security interest, pledge or other right in favor of any person or entity in the assets of the Company or any interest (whether legal, beneficial or otherwise) in any thereof;

c)	engage, directly or indirectly, in any business other than as permitted to be performed under the Company’s limited liability company operating agreement;
d)

make or permit to remain outstanding any loan or advance to, or own or acquire (a) indebtedness issued by any other person or entity, or (b) any stock or securities of or interest in, any person or entity, other than the Equity Interest;

e)

enter into, or be a party to, any transaction with any of its affiliates, except (A) in the ordinary course of business, (B) pursuant to the reasonable requirements and purposes of its business and (C) upon fair and reasonable terms (and, to the extent material, pursuant to written agreements)) that are consistent with market terms of any such transactions entered into by unaffiliated parties;

f)	make any change to its name or principal business or use of any trade names, fictitious names, assumed names or “doing business as” names.

4.       So long as the Company holds or owns an Equity Interest, none of the Company, the Member or the Board shall be authorized or empowered, nor shall they permit the Company, without the prior unanimous written consent of all of the Directors on the Board, including the Independent Director, (a) to consolidate, merge, dissolve, liquidate or sell all or substantially all of the Company’s assets or (b) to institute proceedings to have the Company adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against the Company or file a voluntary petition seeking, or consent to, reorganization or relief with respect to the Company under any applicable federal or state law relating to bankruptcy, or consent to appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or a substantial part of its property, or make any assignment for the benefit of creditors of the Company, or admit in writing the Company’s inability to pay its debts generally as they become due, or to the fullest extent permitted by law, to take any action in furtherance of any such action. Moreover, the Board may not vote on, or authorize the taking of, any of the foregoing actions unless there is at least one Independent Director then serving in such capacity.

(f)       Limitations on Distributions. So long as the Company owns or holds an Equity Interest, the Company shall not permit PacifiCorp to declare or make any Distribution to the Company or any other person that owns or holds an Equity Interest, unless, on the date of such Distribution, either:

1.        at the time and as a result of such Distribution, PacifiCorp’s Leverage Ratio does not exceed 0.65:1 and PacifiCorp’s Interest Coverage Ratio is not less than 2.5:1; or

2.       (if PacifiCorp is not in compliance with the foregoing ratios) at such time, PacifiCorp’s senior unsecured long term debt rating is at least BBB (or its then equivalent) with Standard & Poor’s Ratings Group and Baa2 (or its then equivalent) with Moody’s Investors Service, Inc.

For purposes of this Section 2(f), the following terms shall be defined as follows:

“Capitalized Lease Obligations” means all lease obligations of PacifiCorp and its Subsidiaries which, under GAAP, are or will be required to be capitalized, in each case taken at the amount thereof accounted for as indebtedness in conformity with such principles.

“Consolidated Current Liabilities” means the consolidated current liabilities of PacifiCorp and its Subsidiaries, but excluding the current portion of long term Indebtedness which would otherwise be included therein, as determined on a consolidated basis in accordance with GAAP.

“Consolidated Debt” means, at any time, the sum of the aggregate outstanding principal amount of all Indebtedness for Borrowed Money (including, without limitation, the principal component of Capitalized Lease Obligations, but excluding Currency, Interest Rate or Commodity Agreements and all Consolidated Current Liabilities) of PacifiCorp and its Subsidiaries, as determined on a consolidated basis in conformity with GAAP.

“Consolidated EBITDA” means, for any period, the sum of the amounts for such period of PacifiCorp’s (i) Consolidated Net Operating Income, (ii) Consolidated Interest Expense, (iii) income taxes and deferred taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, (v) amortization expense, and (vi) all other non-cash items reducing Consolidated Net Operating Income, less all non-cash items increasing Consolidated Net Operating Income, all as determined on a consolidated basis in conformity with GAAP; provided, that to the extent PacifiCorp has any Subsidiary that is not a wholly owned Subsidiary, Consolidated EBITDA shall be reduced by an amount equal to the Consolidated Net Operating Income of such Subsidiary multiplied by the quotient of (A) the number of shares of outstanding common stock of such Subsidiary not owned on the last day of such period by PacifiCorp or any Subsidiary of PacifiCorp divided by (B) the total number of shares of outstanding common stock of such Subsidiary on the last day of such period.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest in respect of Indebtedness for Borrowed Money (including amortization of original issue discount on any Indebtedness and the interest portion on any deferred payment obligation, calculated in accordance with the effective interest method of accounting; and all commissions, discounts and other fees and charges owed with respect to bankers’ acceptance financing) and the net costs associated with Interest Rate Agreements and all but the principal component of rentals in respect of Capitalized Lease Obligations, paid, accrued or scheduled to be paid or to be accrued by PacifiCorp and each of its Subsidiaries during such period, excluding, however, any amount of such interest of any Subsidiary of PacifiCorp if the net operating income (or loss) of such Subsidiary is excluded from the calculation of Consolidated Net Operating Income for such Subsidiary pursuant to clause (ii) of the definition thereof (but only in the same proportion as the net operating income (or loss) of such Subsidiary is excluded), less consolidated interest income, all as determined on a consolidated basis in conformity with GAAP; provided that, to the extent that PacifiCorp has any Subsidiary that is not a wholly owned Subsidiary, Consolidated Interest Expense shall be reduced by an amount equal to such interest expense of such Subsidiary multiplied by the quotient of (A) the number of shares of outstanding common stock of such Subsidiary not owned on the last day of such period by PacifiCorp or any Subsidiary of PacifiCorp divided by (B) the total number of shares of outstanding common stock of such Subsidiary on the last day of such period.

“Consolidated Net Operating Income” means, for any period, the aggregate of the net operating income (or loss) of PacifiCorp and its Subsidiaries for such period, as determined on a consolidated basis in conformity with GAAP; provided that the following items shall be excluded from any calculation of Consolidated Net Operating Income (without duplication): (i) the net operating income (or loss) of any person (other than a Subsidiary) in which any other person has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to PacifiCorp or another Subsidiary of PacifiCorp during such period; (ii) the net operating income (or loss) of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net operating income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation or license; and (iii) all extraordinary gains and extraordinary losses.

“Currency, Interest Rate or Commodity Agreements” means an agreement or transaction involving any currency, interest rate or energy price or volumetric swap, cap or collar arrangement, forward exchange transaction, option, warrant, forward rate agreement, futures contract or other derivative instrument of any kind for the hedging or management of foreign exchange, interest rate or energy price or volumetric risks, it is being understood, for purposes of this definition, that the term “energy” shall include, without limitation, coal, gas, oil and electricity.

“Distribution” means any dividend, distribution or payment (including by way of redemption, retirement, return or repayment) in respect of shares of capital stock of PacifiCorp.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Indebtedness” means, with respect to PacifiCorp or any of its Subsidiaries at any date of determination (without duplication), (i) all Indebtedness for Borrowed Money, (ii) all obligations in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iii) all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables, (iv) all Capitalized Lease Obligations, (v) all indebtedness of other persons secured by a mortgage, charge, lien, pledge or other security interest on any asset of PacifiCorp or any of its Subsidiaries, whether or not such indebtedness is assumed; provided, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination, and (B) the amount of the secured indebtedness, (vi) all indebtedness of other persons of the types specified in the preceding clauses (i) through (v), to the extent such indebtedness is guaranteed by PacifiCorp or any of its Subsidiaries, and (vii) to the extent not otherwise included in this definition, obligations under Currency, Interest Rate or Commodity Agreements. The amount of Indebtedness at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, upon the occurrence of the contingency giving rise to the obligation, the maximum liability of any contingent obligations of the types specified in the preceding clauses (i) through (vii) at such date; provided, that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

“Indebtedness for Borrowed Money” means any indebtedness (whether being principal, premium, interest or other amounts) for (i) money borrowed, (ii) payment obligations under or in respect of any trade acceptance or trade acceptance credit, or (iii) any notes, bonds, debentures, debenture stock, loan stock or other debt securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash; provided, however, in each case that such term shall exclude any indebtedness relating to any accounts receivable securitizations.

“Interest Coverage Ratio” means, with respect to PacifiCorp on any Measurement Date, the ratio of (i) the aggregate amount of Consolidated EBITDA of PacifiCorp for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Measurement Date to (ii) the aggregate Consolidated Interest Expense during such four fiscal quarters.

“Leverage Ratio” means the ratio of Consolidated Debt to Total Capital, calculated on the basis of the most recently available consolidated balance sheet of PacifiCorp and its consolidated Subsidiaries (provided that such balance sheet is as of a date not more than 90 days prior to a Measurement Date) prepared in accordance with GAAP.

“Measurement Date” means the record date for any Distribution.

“Subsidiary” means, with respect to any person, any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the same time owned, directly or indirectly, by (i) such person, (ii) such person and one or more Subsidiaries of such person, or (iii) one or more Subsidiaries of such person.

“Total Capital” of any person is defined to mean, as of any date, the sum (without duplication) of (a) Indebtedness for Borrowed Money, and (b) consolidated stockholder’s equity of such person and its consolidated Subsidiaries.”

3.	Independent Director.

From the time an Independent Director is initially appointed and for so long as the Company holds or owns an Equity Interest, the Company shall at all times have at least one Independent Director who, except as provided in Section 2(a), will be appointed by the Member. To the fullest extent permitted by Section 18-1101(c) of the Act, the Independent Director shall consider only the interests of the Company, including its respective creditors, in acting or otherwise voting on the matters that come before them. No Independent Director shall at any time serve as trustee in bankruptcy for any affiliate of the Company.

4.	Enforcement by Independent Director.

Notwithstanding any other provision of the Company’s limited liability operating agreement, the Member agrees that such agreement constitutes a legal, valid and binding agreement of the Member, and is enforceable against the Member by the Independent Director, in accordance with its terms. In addition, the Independent Director shall be an intended beneficiary of the agreement.

5.	Dissolution.

(a)      The Company shall be dissolved, and its affairs shall be wound up only upon the entry of a decree of judicial dissolution under Section 18-802 of the Act; and shall not dissolve prior to the occurrence of such event, provided, however, to the fullest extent permitted by law, the Member and the Directors shall not make an application under Section 18-802 of the Act so long as the Company holds or owns an Equity Interest.

(b)      So long as the Company owns or holds an Equity Interest, the Member shall cause the Company to have, at all times, at least one person who shall automatically become a member having 0% economic interest in the Company (the “Springing Member”) upon the dissolution of the Member or upon the occurrence of any other event that causes the Member to cease being a member of the Company. Upon the occurrence of any such event, the Company shall be continued without dissolution and the Springing Member shall, without any action of any person or entity, automatically and simultaneously become a member of the Company having a 0% economic interest in the Company and the Personal Representative(s) (as defined in the Act) of the Member shall automatically become an unadmitted assignee of the Member, being entitled thereby only to the distributions to which the Member was entitled hereunder and any other right conferred thereupon by the Act. In order to implement the admission of the Springing Member as a member of the Company, the Springing Member has executed a counterpart to this Agreement as of the date hereof. Pursuant to Section 18-301 of the Act, the Springing Member shall not be required to make any capital contributions to the Company and shall not receive any limited liability company interest in the Company. Prior to its admission to the Company as a member of the Company pursuant to this Section 24(b), the Springing Member shall have no interest (economic or otherwise) and is not a member of the Company.

(c)      Notwithstanding any other provision of this Agreement, the Bankruptcy of a Member shall not cause the Member to cease to be a member of the Company and upon the occurrence of such an event, the business of the Company shall continue without dissolution. Notwithstanding any other provision of this Agreement, the Member waives any right they might have under Section 18-801(b) of the Act to agree in writing to dissolve the Company upon the Bankruptcy of a Member or the occurrence of any other event that causes such Member to cease to be a member of the Company. “Bankruptcy” means, with respect to a Member, if the Member (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against itself an order for relief, in any bankruptcy or insolvency proceeding, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of its properties, or (vii) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, if the proceedings have not been dismissed, or if within 90 days after the appointment, without the Member’s consent or acquiescence, of a trustee, receiver or liquidator of the Member or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. With respect to the Member, the foregoing definition of “Bankruptcy” is intended to replace and shall supersede the definition of “bankruptcy” set forth in Sections 18-101(1) and 18-304 of the Act.

(d)      In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act. Upon completion of the winding up process, the Board shall cause the execution and filing of a Certificate of Cancellation in accordance with Section 18-203 of the Act.

6.	Amendments.

Neither this Agreement nor the Certificate may be modified, altered, supplemented or amended (each such event being referred to as a “Change”) except pursuant to a written agreement executed and delivered by the Member. So long as the Company holds or owns an Equity Interest and PacifiCorp or any subsidiary thereof has any debt outstanding that is rated by Standard & Poor’s, Moody’s Investors Service, or by Fitch Ratings (each, a “Rating Agency”), no Change shall take effect unless (i) each Rating Agency rating such debt shall have delivered a written confirmation that such Change will not result in the downgrade or withdrawal of any such rating assigned by it to such debt, and (ii) the Independent Director shall have approved the Change in a vote of Directors if the Change relates to Section 1, Section 2(i) or Section 3; provided that none of the conditions identified in either of clause (i) or (ii) hereof needs be satisfied if the Change is designed to: (x) cure any ambiguity or internal inconsistency in this Agreement or the Certificate or (y) convert or supplement any provision hereof in a manner consistent with the intent of this Agreement or the Certificate.